
December 19, 2012

<u>Via E-mail</u>
Mr. Levon L. Mathews
President and Chief Executive Officer
First Northwest Bancorp
105 West 8th Street
Port Angeles, Washington 98362

Re: **First Northwest Bancorp**
                 Form S-1
                 Filed November 21, 2012
                 File No. 333- 185101

Dear Mr. Mathews:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act (the "JOBS Act"), please identify yourself as such.

2. Please revise the use of proceeds section on pages 36-37 and the pro forma data on page 42-49 by footnote or otherwise, to reflect the possible additional selling agent fees, if all the shares are not sold in the community and subscription offerings. In addition, revise the tables and related disclosure to account for the purchase of fifteen percent of the stock by the e.s.o.p. and the foundation and adjust the proceeds accordingly.

Summary, page 1

3. Since you appear to qualify as an "emerging growth company," as defined in the JOBS Act, please revise your prospectus (in both the summary and in the MD&A on page 54) to provide the following additional disclosures:
   - describe how and when a company may lose emerging growth company status;
   - a brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
   - disclose that you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable

Overview, page 1

4. Please disclose your loss in the last fiscal year.

Our Operating Strategy, page 2

5. Please revise the second bullet point on page 3 to provide more detail regarding the percentage of your loan portfolio that consist of loans that have been modified or extended or otherwise changed and describe your polices for making such changes in the terms of your loans.

How We Determined the Offering Range, page 6

6. Prominently disclose that you cannot use one of the two measures investors use to analyze a stock because you have no earnings.

How We Will Use the Proceeds, page 9

7. Please revise this section to reconcile your disclosure in the first paragraph that your intend to use the proceeds "for general corporate purposes" and in the second paragraph that neither the holding company nor the bank "has any specific plans" with your disclosure in the first risk factor on page 18 regarding your "proposed strategy of pursuing acquisitions."

Risk Factors, Page 17

8. A prominent risk factor should be your losses in recent periods. See Item 503(b)(2) of Regulation S-K.

9. Noting your losses in your most recent fiscal year, please revise the reference in the first risk factor on page 29 to "maintain profitability" and your reference in the first risk factor on page 30 to "reduce our income."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Results of Operations for the Years Ended June 30, 2012 and 2011

Provision for Loan Losses, page 61

10. Please revise to provide an expanded discussion of the timing of the specific credit deterioration events that resulted in a provision for loan losses for the year ended June 30, 2012 in excess of the total allowance for loan losses as of June 30, 2011. Discuss why the additional credit deterioration of your loan portfolio was not determinable as of June 30, 2011 and describe the facts and circumstances that precipitated it.

Asset Quality

Loan Origination, Servicing, Purchases and Sales, page 87

11. Please revise to quantity the outstanding principal amount of the loans repurchased in 2012 and 2011 and how you account for them upon repurchase. Also, discuss whether any loans have been put back to you for breach of general representations and warranties at the time of sale.

Nonperforming Assets, page 90

12. We note the presentation of total nonaccruing loans which appear to be total nonperforming loans by the subtraction of real estate owned and repossessed automobiles and recreation vehicles from total nonperforming assets. Since you have presented restructured loans below the table of nonperforming assets, it is unclear if you have included these loans in your presentation of nonaccruing/nonperforming loans. Please revise to clarify whether or not these loans are considered in your determination of nonaccruing/nonperforming loans;

and, if not, revise your presentation to include all trouble debt restructured loan balances within the body of the table pursuant to Item III C of Guide III. Also, revise the related ratios throughout the filing, as applicable.

Restructured Loans, page 91

13. Please revise to expand the discussion of how management views both accruing and nonaccruing troubled debt restructured loans for purposes of considering periodic loss provisions and the determination of allowance for loan loss coverage ratios, such as the ratio of the allowance for loan losses to total nonperforming loans.

Financial Statements

Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

Restructured Loans

14. Please revise to provide an expanded discussion of how troubled debt restructurings that are restructured at market interest rates and had sustained performance as agreed under the modified terms may then be reclassified as non-troubled debt restructurings after each year end pursuant to ASC 310-40-50-2. In this regard, state how the company would determine that the troubled debt restructurings were modified at market rates and how the company's policy considers the requirements of ASC 310-10-35-25, 35-26 and 310-35-37 regarding measurement of subsequent impairment.

Note 3 – Loans Receivable

Troubled Debt Restructuring, page F-35

15. Please revise to expand your disclosure to state how troubled debt restructurings impacted the allowance for loan losses for each period presented. We note the disclosure of a special reserve in the amount of $159,000 as of September 30, 2012 under the title Restructured Loans on page 91.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Levon L. Mathews
First Northwest Bancorp
December 19, 2012
Page 5

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christina Harley at (202) 551-3695 or Paul Cline at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark S. Webb

Mark S. Webb
Legal Branch Chief